Exhibit 99.70

FILED BY SEDAR

September 2, 2010

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

RE:             Lake Shore Gold Corp. (the “Corporation”)
Final Short Form Prospectus dated September 2, 2010 (the “Prospectus”)

This letter is being filed as the consent of David H.R. Powers, H.B.Sc., P.Geo., to being named in the Prospectus and to the use of the reports entitled “A Technical Review and Report of the “Thunder Creek Property” Bristol and Carscallen Townships Porcupine Mining Division, Ontario, Canada” dated July 29, 2009 and “A Technical Report for the Bell Creek Complex Properties’ Exploration Diamond Drill Programs, August 2005 to July 2009, Hoyle Township, Porcupine Mining Division, Ontario, Canada”, dated September 30, 2009 (the “Reports”) in connection with the filing of the Prospectus and to the inclusion of the written disclosure of the Reports and of extracts from or a summary of the Reports in the written disclosure contained in the Prospectus or incorporated by reference therein.

I hereby confirm that I have read the Prospectus, including the written disclosure of the Reports and of extracts from or a summary of the Reports contained in the Prospectus or incorporated by reference therein, and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Reports or that is within my knowledge as a result of the services performed by me in connection with the Reports.

Sincerely,

“David H.R. Powers”	SIGNED AND SEALED
David H.R. Powers, H.B.Sc., P.Geo.